                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
================================================================================

                             Washington, D.C. 20549

                                 ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)/1/

                               WILLIAM LYON HOMES
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   552074 10 6
                                 (CUSIP Number)

William Lyon                                    with a copy to:
The Cable Family Trust, Est. 7-11-88            Richard M. Sherman, Jr., Esq
Wade H. Cable                                   Irell & Manella LLP
c/o William Lyon Homes                          840 Newport Center Drive, #400
4490 Von Karman Avenue                          Newport Beach, California  92660
Newport Beach, California 92660                 (949) 760-0991
(949) 833-3600


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 31, 2002
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 2 of 10 Pages
---------------------                                      ---------------------

================================================================================
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          WILLIAM LYON

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [x]
                                                                 (b) [_]
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [_].

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER
          3,459,868 Shares

--------------------------------------------------------------------------------
8.        SHARED VOTING POWER
          281,040 Shares (1)

--------------------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER
          3,459,868  Shares

--------------------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          0  Shares

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,740,908 Shares (1)

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [_].
--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          36.1% as of August 12, 2002

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN

================================================================================
(1) Includes 247,705 shares of Common Stock of the Issuer held by the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees ("Cable Trust") and 33,335 shares of Common Stock of the Issuer deemed beneficially owned by Wade H. Cable individually ("Cable") as a result of Cable's ownership of 33,335 stock options exercisable by Cable within sixty days of the date of this filing. William Lyon ("Lyon") has the power to direct the voting of the foregoing shares beneficially owned by the Cable Trust and Cable as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually ("Voting Agreement"). By virtue of the Voting Agreement, Lyon, Cable and the Cable Trust may be deemed a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended ("Securities Exchange Act").

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 3 of 10 Pages
---------------------                                      ---------------------

================================================================================
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          THE CABLE FAMILY TRUST EST. 7-11-88, WADE H. CABLE AND SUSAN M. CABLE, TRUSTEES

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [x]
                                                                 (b) [_]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [_].

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          California

--------------------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER
          0 Shares

--------------------------------------------------------------------------------
8.        SHARED VOTING POWER
          247,705  (1)  Shares

--------------------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER
          247,705  Shares

--------------------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          0  Shares

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          247,705 Shares

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [_].

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.4% as of August 12, 2002

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          OO

================================================================================
(1) William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually ("Voting Agreement"). By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Family Trust may be deemed to be a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. The Cable Family Trust disclaims beneficial ownership of the shares of common stock of the Issuer beneficially owned by William Lyon and Wade
H. Cable.

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 4 of 10 Pages
---------------------                                      ---------------------

================================================================================
1.        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          WADE H. CABLE

--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [x]
                                                                 (b) [_]

--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        SOURCE OF FUNDS*
          OO

--------------------------------------------------------------------------------
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                         [_].

--------------------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
7.        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
          SOLE VOTING POWER
          0  Shares

--------------------------------------------------------------------------------
8.        SHARED VOTING POWER
          281,040 Shares (1)(2)(3)

--------------------------------------------------------------------------------
9.        SOLE DISPOSITIVE POWER
          33,335 Shares (1)

--------------------------------------------------------------------------------
10.       SHARED DISPOSITIVE POWER
          247,705 (4)  Shares

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          281,040 (1) Shares

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [_].

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          2.7% as of August 12, 2002

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON*
          IN


================================================================================
(1) Includes 33,335 shares that could be purchased by Wade H. Cable by exercise of options exercisable on the date of this filing or within 60 days thereafter.
(2) Includes 247,705 shares held by the Cable Family Trust of which Wade H. Cable is a co-trustee with Susan M. Cable. Wade H. Cable and Susan M. Cable share voting and dispositive powers with respect to the shares held by the Cable Trust.
(3) William Lyon has the power to direct the voting of these shares as a result of and subject to the terms of that certain Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust, and Wade H. Cable, individually ("Voting Agreement"). By virtue of the Voting Agreement, William Lyon, Wade H. Cable and the Cable Family Trust may be deemed to be a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. Wade H. Cable disclaims beneficial ownership of the shares owned by William Lyon.

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 5 of 10 Pages
---------------------                                      ---------------------


                                  SCHEDULE 13D

     This Statement on Schedule 13D (this "Schedule 13D") is being filed on behalf of William Lyon, individually, and the Group (as defined herein) consisting of William Lyon, Wade H. Cable, and the Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees, with respect to the beneficial ownership of common stock of William Lyon Homes, a Delaware corporation. This Schedule 13D constitutes Amendment No. 13 to the Schedule 13D filed by William Lyon with respect to the common stock of William Lyon Homes, and the disclosures set forth in Amendment No. 12 to the Schedule 13D filed by William Lyon on April 5, 2002 are amended and restated in their entirety by the disclosures set forth herein.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share ("Common Stock"), of William Lyon Homes, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 4490 Von Karman Avenue, Newport Beach, California 92660.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Schedule 13D is being filed by William Lyon ("Lyon") and by the group (the "Group") consisting of Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees (the "Cable Trust"), and Wade H. Cable individually ("Cable") that may be deemed formed under Rule 13d-5(b)(1) of the Securities Exchange Act by virtue of that certain Voting Agreement, dated as of May 31, 2002, among Lyon, the Cable Trust and Cable ("Voting Agreement"). Lyon, the Cable Trust and Cable are hereinafter referred to as the "Reporting Persons." This 13D is being filed jointly by the Reporting Persons pursuant to their agreement to the joint filing of this Schedule 13D attached hereto as
Exhibit 7.1.

     The business address of Lyon, the Cable Trust, Cable, and Susan M. Cable is c/o William Lyon Homes, 4490 Von Karman Avenue, Newport Beach, California 92660. Lyon serves as a director of the Company and is the Chairman of the Board and Chief Executive Officer of the Company. The Company is primarily engaged in designing, constructing and selling single family homes. Lyon is a United States citizen. The Cable Trust is a revocable trust formed under the laws of California. Wade H. Cable and Susan M. Cable are the sole trustees of the Cable Trust. Wade H. Cable serves as a director of the Company and is the President and Chief Operating Officer of the Company. Susan M. Cable is not employed. Wade
H. Cable and Susan M. Cable are United States citizens.

     During the last five years, Lyon, the Cable Trust, Cable, and Susan M. Cable have not been convicted in a United States criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the foregoing persons been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he or it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 6 of 10 Pages
---------------------                                      ---------------------

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons entered into a Voting Agreement dated as of May 31, 2002 whereby the Cable Trust and Cable agreed to vote or cause to be voted the Common Stock owned by them in accordance with Lyon's instructions on all matters, and Lyon agreed to vote his Common Stock in the same manner that he instructed Cable and the Cable Trust to vote their Common Stock. Pursuant to the Voting Agreement, Lyon may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Cable and the Cable Trust. Furthermore, the Reporting Persons may be considered to be members of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act by virtue of the Voting Agreement. The Cable Trust and Cable disclaim beneficial ownership of the shares of Common Stock owned by Lyon, and the Cable Trust disclaims beneficial ownership of the shares of Common Stock beneficially owned by Cable. The foregoing description of the Voting Agreement is qualified in its entirety by reference to Exhibit 7.2, which is hereby incorporated by reference.

     The Cable Trust acquired its 247,705 shares of Common Stock through (1) contributions by Cable of stock acquired by him upon exercise of stock options granted by William Lyon Homes, (2) a purchase on the open market, and (3) pursuant to a merger between the Company and The Presley Companies in November 1999, the exchange for Common Stock of stock of The Presley Companies (a) acquired by the Cable Trust in October 1991 when The Presley Companies completed an initial public offering of its stock and (b) contributed to the Cable Trust by Cable upon exercise of stock options granted by The Presley Companies.

ITEM 4:  PURPOSE OF TRANSACTION.

     The Reporting Persons entered into the Voting Agreement to provide Lyon with greater voting control with respect to the election of the members of the board of directors and other matters.

     Cable is party to the Stock Option Agreement, as defined and described in
Item 6 below and incorporated by reference herein. Lyon and the Cable Trust have no contract or agreement to purchase or sell shares of Common Stock from or to any person. However, each Reporting Person may purchase shares from time to time, and may sell shares from time to time in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as the Reporting Person shall determine. Whether a Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, and the evaluation of alternative interests. Each Reporting Person intends to review continuously such factors with respect to his or its ownership of shares of Common Stock.

     Lyon and Cable, as holders of Common Stock and not in their capacity as officers or directors of the Company, and the Cable Trust have no present plan or proposal that relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation,or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries,
(ii) any change in the Company's present board of directors or management, (iii) any material change in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iv) any change in the Company's charter or by-laws or other actions that may impede the acquisition of control of the Company by any person, (v) any change that would result in the Company's Common Stock becoming eligible for

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 7 of 10 Pages
---------------------                                      ---------------------

termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to be delisted from the New York Stock Exchange, or (vi) any similar action. Based upon a review of various factors relating to his or its ownership of Common Stock, each Reporting Person may formulate plans or proposals relating to the foregoing matters in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Number and Percentage of Shares of Common Stock Beneficially Owned.

          (1) The Group, consisting of Lyon, the Cable Trust and Cable, is the beneficial owner of 3,740,908 shares of Common Stock, including 33,335 shares acquirable by Cable upon the exercise of options exercisable within sixty days of the date of this filing. The 3,740,908 shares of Common Stock represents approximately 36.1% of the Common Stock outstanding as of August 12, 2002. On August 12, 2002 there were 10,323,914 shares of Common Stock outstanding.

          (2) Lyon is the owner of record of 3,459,868 shares of Common Stock. In addition, as a result of and subject to the terms of the Voting Agreement, Lyon may be deemed the beneficial owner of the 247,705 shares of Common Stock beneficially owned by the Cable Trust and the 33,335 shares of Common Stock acquirable by Cable upon the exercise of options exercisable within sixty days of the date of this filing. Accordingly, Lyon may be deemed the beneficial owner of an aggregate of 3,740,908 shares of Common Stock, which represents approximately 36.1% of the Common Stock outstanding as of August 12, 2002.

          (3) The Cable Trust is the beneficial owner of 247,705 shares of Common Stock, which represents approximately 2.4% of the Common Stock outstanding as of August 12, 2002. The Cable Trust disclaims beneficial ownership of the shares of Common Stock owned by Lyon or Cable.

          (4) Cable is the beneficial owner of 33,335 shares of Common Stock issuable upon the exercise of 33,335 options exercisable by him within sixty days of this filing. In addition, Cable and Susan M. Cable, in their capacity as trustees of the Cable Trust, are the beneficial owners of 247,705 shares of Common Stock held by the Cable Trust. Cable and Susan M. Cable are not the owners of record of any shares of Common Stock. Accordingly, Cable may be deemed to be the beneficial owner of an aggregate of 281,040 shares of Common Stock, which represents approximately 2.7% of the Common Stock outstanding as of August 12, 2002. Susan M. Cable, as co-trustee of the Cable Trust, is the beneficial owner of an aggregate of 247,705 shares of Common Stock, which represents approximately 2.4% of the Common Stock outstanding as of August 12, 2002. Cable and Susan M. Cable disclaim beneficial ownership of the shares of Common Stock owned by Lyon.

     (b) Voting and Dispositive Power.

          (1) Lyon has sole voting and dispositive power with respect to the 3,459,868 shares of Common Stock beneficially owned by him. In accordance with the Voting Agreement, Lyon may direct the voting of the 247,705 shares of Common Stock beneficially owned by the Cable Trust and and the 33,335 shares of Common Stock Cable acquirable by Cable upon the exercise of 33,335 options exercisable within sixty days of the date of this filing. Accordingly, Lyon shares voting power with the Cable Trust and Cable with respect to 281,040 shares of Common Stock.

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 8 of 10 Pages
---------------------                                      ---------------------

          (2) The Cable Trust shares voting power with Lyon with respect to the 247,705 shares of Common Stock owned by it as a result of and subject to the terms of the Voting Agreement. The Cable Trust has sole dispositive power with respect to the 247,705 shares of Common Stock owned by it.

          (3) Cable and Susan M. Cable are the sole trustees of the Cable Trust and, accordingly, share voting and dispositive power with each other with respect to the 247,705 shares owned by the Cable Trust. If Cable exercised the 33,335 options exercisable by him within sixty days of this filing, Cable would share voting power with Lyon as a result of the Voting Agreement and Cable would have sole dispositive power with respect to the 33,335 shares acquirable upon such exercise, subject to any applicable California community property laws.

     (c) The Reporting Persons have not effected any transactions in the Common Stock in the last 60 days.

     (d) The Reporting Persons do not know of any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by such Reporting Person, except as may be required under California community property laws.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Persons entered into the Voting Agreement as of May 31, 2002 whereby the Cable Trust and Cable agreed to vote or cause to be voted the Common Stock owned by them in accordance with Lyon's instructions on all matters, and Lyon agreed to vote his Common Stock in the same manner that he instructed Cable and the Cable Trust to vote their Common Stock. The Cable Trust and Cable also agreed to not enter into any agreement, arrangement or understanding with any person or entity which would be inconsistent with or violate the provisions of the Voting Agreement. The Voting Agreement terminates upon the date that either Lyon or the Cable Trust and Cable no longer owns, holds or controls, directly or indirectly, any Common Stock. The foregoing summary is qualified in its entirety by reference to Exhibit 7.2, which is hereby incorporated by reference.

     Cable is party to a stock option agreement ("Option Agreement") with the Company under the Company's 2000 Stock Incentive Plan whereby on May 9, 2000 the Company granted Cable options to purchase 50,000 shares of Common Stock at an exercise price of $8.6875. These options vested or will vest in the following installments: 33.4% on May 9, 2001, 33.3% on May 9, 2002 and 33.3% on May 9,
2003. All of the options expire if unexercised on May 9, 2010. The foregoing summary is qualified in its entirety by reference to Exhibit 7.3, which is hereby incorporated by reference.

     In July 1999, the former William Lyon Homes, Inc. ("WLHI"), of which Lyon was a controlling shareholder, entered into Stock Purchase and Sale Agreements, dated as of July 6, 1999 (the "Stock Purchase Agreements"), with each of GS Credit Partners, L.P., ING (U.S.) Capital, LLC, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust relating to the Series B common stock of the former The Presley Companies ("Series B Common Stock"). In connection

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 9 of 10 Pages
---------------------                                      ---------------------

with the acquisition of substantially all of the assets of WLHI by the Company, the tender offer for the Series A common stock of the former The Presley Companies ("Series A Common Stock") by Lyon and William H. Lyon, and the merger of the Company's parent corporation with and into the Company, all of which were consummated in November 1999, WLHI assigned all of its rights and delegated all of its obligations under the Stock Purchase Agreements to Lyon and William H. Lyon. Lyon accepted and assumed such rights and obligations and agreed to be bound by the terms of the Stock Purchase Agreements, including the covenant that until November 8, 2002, neither WLHI nor any of its affiliates (including Lyon) will sell any shares of the former The Presley Companies' common stock, other than the shares of Series A Common Stock owned by them at the time of the execution of the Stock Purchase Agreements, unless such sale takes place in connection with a transaction in which all other holders of the common stock are afforded an opportunity to participate pro-rata, and on the same terms and conditions as WLHI and its affiliates. Excluded from this restriction is Lyon's right to transfer shares of the common stock to and among certain affiliated entities, individuals and trusts, provided that such transferees agree to the foregoing restrictions on transfer. The Stock Purchase Agreements apply to shares of securities issued upon conversion or exchange of the Series B Common Stock. On November 11, 1999 pursuant to the merger between The Presley Companies and the Company, each five shares of The Presley Companies Series A Common Stock and Series B Common Stock were exchanged for one share of the Company's Common Stock. The foregoing summary is qualified in its entirety by reference to
Exhibit 7.4, which is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1 Joint Filing Agreement, dated as of August 12, 2002, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees and Wade H. Cable.

Exhibit 7.2 Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust and Wade H. Cable individually.

Exhibit 7.3       Stock Option Agreement, dated as of May 9, 2000 between Wade
                  H. Cable and William Lyon Homes.

Exhibit 7.4 Stock Purchase and Sale Agreements, dated as of July 6, 1999, between WLHI and each of GS Credit Partners, L.P., ING (U.S.) Capital, LLC, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust(previously filed as Exhibit (c)(2) of Amendment No. 9 to Schedule 13D filed by William Lyon on October 7, 1999).

---------------------                                      ---------------------
CUSIP NO. 552074 10 6                  13D                 Page 10 of 10 Pages
---------------------                                      ---------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 12, 2002                   /s/ WILLIAM LYON
                                           -------------------------------------
                                           WILLIAM LYON


                                           THE CABLE FAMILY TRUST, EST. 7-11-88


                                           By: /s/ WADE H. CABLE
                                               ---------------------------------
                                               Wade H. Cable, Trustee


                                           By: /s/ SUSAN M. CABLE
                                               ---------------------------------
                                               Susan M. Cable, Trustee


                                           /s/ WADE H. CABLE
                                           -------------------------------------
                                           WADE H. CABLE


                                  EXHIBIT INDEX

Exhibit 7.1 Joint Filing Agreement, dated as of August 12, 2002, among William Lyon, The Cable Family Trust Est. 7-11-88, Wade H. Cable and Susan M. Cable, Trustees and Wade H. Cable.

Exhibit 7.2 Voting Agreement, dated as of May 31, 2002, among William Lyon, Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust and Wade H. Cable individually.

Exhibit 7.3       Stock Option Agreement, dated as of May 9, 2000 between Wade
                  H. Cable and William Lyon Homes.

Exhibit 7.4 Stock Purchase and Sale Agreements, dated as of July 6, 1999, between WLHI and each of GS Credit Partners, L.P., ING (U.S.) Capital, LLC, and The Chase Manhattan Bank, as Trustee for First Plaza Group Trust (previously filed as Exhibit (c)(2) of Amendment No. 9 to Schedule 13D filed by William Lyon on October 7, 1999).